[Davis Graham & Stubbs LLP letterhead]
February 3, 2006
By EDGAR and Federal Express
Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549
Attention: Melissa Duru

Re:	Infinity Energy Resources, Inc. Registration Statement on Form S-3 Filed December 29, 2005 File No. 333-130766
Dear Ms. Duru:
     On behalf of Infinity Energy Resources, Inc. (the “Company”), set forth below are the responses of the Company to the oral comments received from the Staff of the Securities and Exchange Commission on January 26, 2006 regarding the above-referenced filing. The Company has filed by EDGAR an amended registration statement on Form S-3/A that incorporates the changes made in response to the Staff’s comments, as well as certain other updated information.
     Comment 1: Make an affirmative statement with respect to the status of each selling stockholder as a broker-dealer or an affiliate of a broker-dealer.
          Response 1: The requested statement has been made in the selling stockholder section of the S-3/A on pages 22 and 23 of the enclosed blackline.
Comment 2: Include all required undertakings.
          Response 2: The requested revisions have been made in the undertakings section of the S-3/A on page 30 of the enclosed blackline.
     Please call me at (303) 892-7374 if you would like to discuss these matters.

Very truly yours,

/s/ Katie Oakley

Katie Oakley
for
Davis Graham & Stubbs LLP
Enclosures

cc:	Deborah Friedman, Esq.
Timothy A. Ficker, Chief Financial Officer